August 3, 2018

Barrett Mooney
Chief Executive Officer
AgEagle Aerial Systems Inc.
117 South 4th Street
Neodesha, KS 66757

       Re: AgEagle Aerial Systems Inc.
           Registration Statement on Form S-1
           Filed July 24, 2018
           File No. 333-226324

Dear Mr. Mooney:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Please update the disclosure in your registration statement to include a discussion of the asset purchase agreement you signed with Agribotix, LLC on July 25, 2018, and file the agreement as an exhibit to your registration statement. In addition, please file all the historical and pro forma financial statements as required by Article 8 of Regulation S-X, or explain to us why you believe that this disclosure is not required.
2. The consent of your independent registered public accounting firm filed as Exhibit 23.2 does not refer to the correct filing. In addition, the consent states that the report of the independent registered public accounting firm has been incorporated by reference;
 Barrett Mooney
AgEagle Aerial Systems Inc.
August 3, 2018
Page 2
         however, the report is included in the prospectus on pages F-30 to F-66. Please have the accounting firm revise the consent and file the revised consent.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch
Chief, at 202-551-3469 with any questions.

FirstName LastNameBarrett Mooney
Comapany NameAgEagle Aerial Systems Inc.
                                                             Division of
Corporation Finance
August 3, 2018 Page 2                                        Office of
Transportation and Leisure
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